Exhibit 99.1

Ellomay Capital Announces the Filing of the Annual Report on Form 20-F for 2025

Tel-Aviv, Israel, May 1, 2026 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today announced the filing of its Annual Report on Form 20-F for the year ended December 31, 2025 with the Securities and Exchange Commission.

A copy of the Annual Report on Form 20-F is available to be viewed and downloaded from the Investor Relations section of the Company’s website at http://www.ellomay.com. The Company will provide a hard copy of the Annual Report on Form 20-F, including the Company’s complete audited financial statements, free of charge to its shareholders upon request.

The financial statements included in the Annual Report on Form 20-F present certain changes compared to the unaudited financial results for the year ended and as of December 31, 2025 published by the Company on March 31, 2026. These changes include a decrease of approximately €1.5 million in project development costs mainly in connection with a reversal of provision due to a change in circumstances since the publication of the financial results, and a decrease of approximately €1.9 million in tax benefit for the year ended December 31, 2025.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

•	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;
•	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;
•	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;
•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;
•	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and
•	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: kaliaw@ellomay.com